BRITISH AMERICAN
TOBACCO

GC/KC/1000211600

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom

Alan F. Porter
Company Secretary

Tel +44 (0)20 7845 1507
Fax +44 (0)20 7845 2189
www.bat.com

24 December 2003

Securities & Exchange Commission
450 5th Street N.W.,
Judiciary Plaza
Washington D.C. 20549
USA

Dear Sirs

File 82-33

In accordance with the provisions of Rule 12g 3-2(b) of the Securities Exchange Act of 1934 ("the Act") I enclose an announcement that was filed with the London Stock Exchange yesterday.

The enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act.

Kindly acknowledge receipt by signing and returning the attached copy of this letter.

Yours faithfully

A F Porter
Secretary

Attached: British American Tobacco acquires ETI S.p.A.

1/20

BRITISH AMERICAN
TOBACCO

www.bat.com

news release

FILE No.
82 - 33

For immediate release: Tuesday 23 December 2003

British American Tobacco acquires ETI S.p.A

British American Tobacco is pleased to announce that it has acquired Ente Tabacchi Italiani S.p.A (ETI).

On 16 July 2003 British American Tobacco won the auction to acquire ETI, the State tobacco company, for €2.32 billion (£1.6 billion). Italian competition authorities granted approval for the acquisition on 18 December.

Contacts

British American Tobacco Press Office
David Betteridge/Ann Tradigo/Teresa La Thangue
+44 (0) 20 7845 2888 (24 hours)

Investor Relations
Ralph Edmondson/Rachael Cummins
+44 (0) 20 7845 1180 or 1519